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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41464

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aeltus Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 State House Square
(No. and Street)

Hartford, CT 06103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel F. Wilcox 860-275-2597
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

Hartford, CT 06103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel F. Wilcox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aeltus Capital, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President, Finance & Treasurer

Title

Notary Public

My Commission Expires June 30, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Schedules

AELTUS CAPITAL, INC.

December 31, 2002
(with Report of Independent Auditors thereon)

AELTUS CAPITAL, INC.
Statement of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$	1,671,592
Other assets		18,900
Federal income taxes receivable		5,099
Total Assets	$	1,695,591

Liabilities

Due to affiliate	$	23,589
State income taxes payable		2,340
Other payables		341
Total Liabilities		26,270

Shareholder's Equity

Common stock (No par value, 1000 shares authorized, issued, and outstanding)		1,000
Paid in capital		399,000
Retained earnings		1,269,321
Total Shareholder's Equity		1,669,321
Total Liabilities and Shareholder's Equity	$	1,695,591

See accompanying notes to financial statements.

AELTUS CAPITAL, INC.
Statement of Income
For the year ended December 31, 2002

Revenues	
Interest income	$ 28,037
Other income	77,210
Total revenues	105,247
Expenses	
Regulatory fees	23,589
Other expenses	5,592
Total expenses	29,181
Income before income taxes	76,066
State and federal income taxes	28,492
Net income	$ 47,574

See accompanying notes to financial statements.

AELTUS CAPITAL, INC.
Statement of Changes in Shareholder's Equity
For the year ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2002	$ 1,000	$ 399,000	$ 1,221,856	$ 1,621,856
Net income	-	-	47,574	47,574
Other changes	-	-	(109)	(109)
Balance at December 31, 2002	$ 1,000	$ 399,000	$ 1,269,321	$ 1,669,321

See accompanying notes to financial statements.

AELTUS CAPITAL, INC.
Statement of Cash Flows
For the year ended December 31, 2002

Cash flows from operating activities:	
Net income	$ 47,574
Adjustments to reconcile net income to net cash used for operating activities:	
Decrease in distribution income receivable	450,073
Decrease in other receivables	25,805
Increase in due to affiliate, net	92,418
Decrease in federal income taxes receivable	92,617
Increase in state income taxes payable	1,270
Decrease in commissions payable	(41,395)
Decrease in distribution fees payable	(937,882)
Increase in other payables	341
Other	(109)
Net cash used for operating activities	(269,288)
Net decrease in cash and cash equivalents	(269,288)
Cash and cash equivalents, beginning of year	1,940,880
Cash and cash equivalents, end of year	$ 1,671,592

See accompanying notes to financial statements

(1) Organization

The accompanying financial statements of Aeltus Capital, Inc. ("Company") have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company is a wholly owned subsidiary of Aeltus Investment Management, Inc. ("Aeltus Investment"). Aeltus Investment is a wholly owned subsidiary of ING Investment Advisor Holding Company, Inc. ("HOLDCO"). The Company's ultimate parent is ING Group, N.V. ("ING"). The Company was incorporated in the State of Connecticut on February 23, 1994 and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD").

The Company previously served as the underwriter and distributor of various affiliated mutual funds, however, effective January 1, 2002, the Company's underwriting and/or distribution responsibilities for these funds were transferred to ING Funds Distributor, Inc. ("IFD"), an affiliate. As a result, substantially all revenues, excluding interest income, and expenses previously recorded by the Company are now recorded by IFD.

The Company is expected to be utilized to distribute other products of Aeltus Investment and its affiliates in the future.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and debt securities purchased with a term to maturity of ninety days or less. Cash equivalents are stated at fair value.

(b) Revenue Recognition

Interest income from cash and cash equivalents is recognized as revenue when earned.

(c) Other Income

In conjunction with the transfer of responsibilities to IFD, the Company wrote off any differences in estimated accruals made during the previous year compared to actual payments, the net benefit of which are reflected as other income.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

(3) Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Deferred tax expense or benefit is recognized in the financial statements for the changes in deferred tax liabilities or assets between years. State and local income tax returns are filed separately. There are no temporary differences that would give rise to deferred tax assets or liabilities at December 31, 2002.

(3) Income Taxes (continued)

The provision for income tax expense for the year ended December 31, 2002 consists of:

Current:	
Federal	$ 25,617
State	2,875
Total provision for income taxes	$ 28,492

A comparison of income tax expense at the federal statutory rate of 35% to the Company's provision is as follows:

Tax expense at statutory federal tax rate	$ 26,623
State income tax expense, net of federal tax benefit	1,869
Provision for income taxes	$ 28,492
Effective tax rate	37.5%

During the year ended December 31, 2002, the Company received net tax refunds totaling $65,395.

(4) Related Party Transactions

Regulatory fees totaling $23,589 were paid by Aeltus Investment on behalf of the Company and will be reimbursed in 2003.

(5) Aggregate Indebtedness and Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The SEC has delegated oversight of these rules with respect to members of the NASD, such as the Company, to the NASD.

At December 31, 2002, the Company had net capital of $1,645,322, which was $1,620,322 above the required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2002 was .02 to 1.

AELTUS CAPITAL, INC.

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002

NET CAPITAL:		
Total shareholder's equity		$ 1,669,321
Deductions		
Other assets	18,900	
Federal income tax receivable	5,099	
		23,999
Net capital		$ 1,645,322
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition		
Due to affiliate		$ 23,589
State income taxes payable		2,340
Other payables		341
Total aggregate indebtedness		$ 26,270
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required: Greater of 6 2/3% of aggregate indebtedness or $25,000.		$ 25,000
Excess net capital		$ 1,620,322
Ratio: Aggregate indebtedness to net capital		.02 to 1

Note: The above computation does not materially differ from the computation of net capital and basic net capital requirement under Rule 15c3-1 as of December 31, 2002 filed with the National Association of Securities Dealers on January 24, 2003.

Schedules 2 and 3

AELTUS CAPITAL, INC.

Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control
Under Rule 15c3-3

December 31, 2002

The Company does not handle securities or carry security accounts for customers and is exempt from Rule 15c3-3 under section (k)(1).